QRSciences Holdings Ltd
8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

1 June 2006

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of April & May, 2006, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

Exhibit Index on Page 2

6/12

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 March to 31 March 2006.

Doc Date	Headline	Pages
04/07/06	QRSciences Notifies It's Intention to Exercise Option	3
04/28/06	Appendix 4C – Quarterly Report	6
05/30/06	QRSciences Cross License with GE Security Creating additional Revenue Stream	3

QRSciences Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**07/04/06**
Document Ref:	**286**
Release Time:	**Immediate**
Subject:	**QRSciences Notifies Its Intention to Exercise Option**

QRSciences
Holdings Limited

QRSCIENCES NOTIFIES ITS INTENTION TO EXERCISE OPTION

Further to the announcement of QRSciences "QRS" dated 6 February 2006, the Company advises that it has notified (BTG) of its intention to exercise its option to acquire the 14 patent families held by BTG.

Acquisition of the BTG patent portfolio adds a complementary set of patent families to the QRS intellectual property portfolio, strengthening the Company's position in the QR explosives detection market. The combined portfolio will create an additional revenue stream for QRS as QR products are bought to market. The company will continue to be positioned to generate income from its proprietary products, OEM equipment sales and royalties while also maximizing the earning potential of the BTG patents with other interested parties.

Under this transaction QRS will add 14 core patent families to its existing proprietary portfolio resulting in a combined portfolio of 33 patents and patent applications, the largest and most comprehensive in the field.

QRSciences will continue to develop and market QR explosive detection systems and other related future products under its own brand and through its existing customers including, Rapiscan, L-3 Security and Detection, Lockheed Martin, Gilardoni, CIAE and Singapore Technologies.

The terms of the option agreement remain confidential and commercially sensitive. The Company is in the process of working with BTG to complete the necessary documentation associated with the exercise of the option and anticipates further announcements to ASX in this regard in the future.

ABOUT BTG:

BTG (LSE:BGC) acquires rights to early stage pharmaceuticals and other medical technologies from a global network of corporations, universities and research institutions. The Company applies resources including finance, intellectual property and project management skills to fund and manage outsourced pre-clinical and clinical development programs. BTG then commercialises the technologies by licensing to pharmaceutical or medical device companies, or by creating companies to exploit them. The Company is also commercialising a range of technologies in the internet and telecommunications areas. BTG's pipeline comprises around 50 assets at varying stages of development, contributing to an increasing range of products marketed by licensees. BTG operates from London, Philadelphia and Tokyo.

Visit: www.btgplc.com

ABOUT QRSCIENCES:

The Company is a developer of advanced technologies and a world leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio waves to detect and positively identify a wide range of materials.

The company conducts research, designs, develops and sells systems, sub-systems, components, and software for commercial and security related applications which include explosive and narcotic detection, metal detection and imaging, non-destructive testing, quality control and assurance in chemical and pharmaceutical manufacturing, mineral and material assay and lab instrumentation.

QRSciences Holdings Limited's headquarters are in Perth, Western Australia with a wholly owned subsidiary, QRSciences Co., based in San Diego, California.

For further information visit: www.qrsciences.com

Ends/

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**28/04/06**
Document Ref:	**287**
Release Time:	**Immediate**
Subject:	**Appendix 4C – Quarterly Report**

Appendix 4C for the Quarter Ended 31 March 2006

The third quarter of 2005/6 financial year has seen continued progress for QRSciences Holdings Limited including:

- The company's half yearly results revealing a marked increase in revenue over the previous year – up 247%.
- A contract with the Australian Customs Service for work on an advanced weapon detection system.
- Finalising the transaction for acquiring up to 27.4% or Spectrum San Diego, an exciting developer of advanced sensor and detection technologies. For more information on Spectrum visit http://www.spectrumsdi.com

And more recently in April 2006;

- The company's announcement of its notification to exercise its option to acquire the 14 patent families held by BTG thereby strengthening the company's position in the Quadrupole Resonance (QR) explosives detection Market.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	31 March 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		301	335
1.2	Payments for	(a) staff costs	(1,117)	(3,311)
		(b) advertising and marketing	(5)	(125)
		(c) research and development	(439)	(1,428)
		(d) leased assets	-	-
		(e) other working capital	(326)	(1,294)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		28	112
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other - R&D Start Grant Income		392	1367
	Legal Costs Recovery		-	215
	Net operating cash flows		(1,166)	(4,129)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,166)**	**(4,129)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(1,217)	(1,217)
	(b) equity investments	-	-
	(c) Intellectual property	(667)	(667)
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(1)	(29)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1,885)	(1,913)
1.14	**Total operating and investing cash flows**	(3,051)	(6,042)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	4,960	5,146
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	4,960	5,146
	Net increase (decrease) in cash held	1,909	(896)
1.21	Cash at beginning of quarter/year to date	1,211	4,016
1.22	other adjustments		
1.23	**Cash at end of quarter**	3,120	3,120

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	3,120	1,211
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	3,120	1,211

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.



Sign here: Date: 28/04/06
(Company Secretary)

Print name: Darren Bromley

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

QRSciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**30/05/06**
Document Ref:	**288**
Release Time:	**Immediate**
Subject:	**QRSciences Cross License With GE Security Creating Additional Revenue Stream**

QRSciences Holdings Limited

QRSCIENCES CROSS LICENSE WITH GE SECURITY CREATING ADDITIONAL REVENUE STREAM

30 May, 2006 Perth, Western Australia: QRSciences (ASX:QRS), a developer of advanced sensor and detection technology, today announced it has finalised an agreement to cross license a suite of patent and patent applications with GE Security, a business affiliate of the General Electric Company (NYSE:GE).

Under the terms of the license, QRS will earn royalties on GE products incorporating QRS's patented IP, and GE will earn royalties on QRS products that incorporate GE's proprietary patents and patents licensed to GE by the U.S. Naval Research Laboratory (NRL).

QRSciences is a developer of advanced detection technology and a leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to identify specific molecular structures, with additional capability in configuration sensitive metal detection and imaging.

Kevin Russeth, Chief Executive Officer of QRSciences said "We are pleased to conclude this complex transaction and excited that this agreement provides the company with a new revenue stream from the sale of GE products."

"GE's position as one of the largest corporations in the world is well known. Less well known, is that GE are now established in the Homeland Security space as a major high tech equipment supplier and as a leading product innovator. Their presence in this market and adoption of QR products bodes well for the future of our company and helps to validate our vision for the role and potential of QR technology" said Mr. Russeth.

Russeth added that "In the near term, we expect to earn royalties from GE shoe scanner products which we expect GE to begin selling shortly with longer term possibilities for income from related GE products in baggage, personnel, mail and cargo screening."

QR shoe scanners enable travellers to leave their shoes on when passing through airport checkpoints. Removing shoes at the checkpoints has been one of the biggest inconveniences for U.S. passengers in the wake of the 9/11 terrorist attacks.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with a wholly owned subsidiary, QRSciences Corporation, based in San Diego, California. The company designs and develops systems, sub-systems, components and software for security related applications. Applications for the technologies include explosive, narcotic and weapons detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For further information about QRSciences visit: http://www.qrsciences.com

About GE Security:

GE Security business is a wholly owned subsidiary of the General Electric Company (NYSE:GE) focused on communication and information technologies for security, safety and lifestyle enhancements. GE Security has operations in more than 30 countries and is represented by some of the best-known brand names for intrusion and fire detection, access and building control, video surveillance, explosive and drug detection, key management and structured wiring.

For further information about GE Security visit: http://www.GESecurity.com

About NRL:

The Naval Research Laboratory (NRL) based in Washington D.C. conducts a broadly-based multidisciplinary program of scientific research for physical, engineering, space and environmental sciences; broadly based exploratory and advanced development programs in response to identified and anticipated Navy needs; broad multidisciplinary support to the Naval Warfare Centres; and space and space systems technology development and support.

NRL's parent organization, Office of Naval Research (ONR), coordinates, executes, and promotes U.S. Navy and U.S. Marine Corps science and technology programs through universities, government laboratories, and non-profit and for-profit organizations. ONR provides technical advice to the Chief of Naval Operations and the Secretary of the Navy, and works with industry to improve technology manufacturing processes. ONR is located in Arlington, Virginia, maintains an ONR IFO Asia field office in Japan, and an ONR IFO Europe field office in England

For further information about NRL visit: http://www.nrl.navy.mil